Exhibit 12

THE DRESS BARN, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

        The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years:

	Fiscal Year Ended
	July 29,	July 30,	July 31,	July 26,	July 27,
	2006	2005	2004	2003	2002
Fixed Charges:

Interest expense, including
amortization of debt issuance costs	$5,364	$10,230	$1,959	$164	$-
Portion of rental expense deemed to
represent interest	39,726	36,507	30,521	29,573	28,829

Total fixed charges	$45,090	$46,737	$32,480	$29,737	$28,829

Earnings:
Income (loss) from continuing
operations before provision for income taxes	$130,754	$85,760	$45,473	$11,222	$57,691
Fixed charges	45,090	46,737	32,480	29,737	28,829

Total earnings for computation
of ratio	$175,844	$132,497	$77,953	$40,959	$86,520

Ratio of earnings to fixed charges	3.90x	2.83x	2.40x	1.38x	3.00x

        For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

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